                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                       DATE OF REPORT: SEPTEMBER 11, 1998

                         SAP AKTIENGESELLSCHAFT SYSTEME,
                 ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG
                  (Exact name of registrant as specified in its
                                    charter)

                                 SAP CORPORATION
              Systems, Applications and Products in Data Processing
                 (Translation of registrant's name into English)

                                Neurottstrasse 16
                                 69190 Walldorf
                           Federal Republic of Germany
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F         [X]          Form 40-F        [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes               [   ]        No               [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

                             SAP AKTIENGESELLSCHAFT
             Systeme, Anwendungen, Produkte in der Datenverarbeitung

                                    FORM 6-K

         SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung, a stock corporation organized under the laws of the Federal Republic of Germany (the "Company"), issued a press release dated September 3, 1998 (the "Press Release") announcing the appointment of Kevin McKay to the post of Chief Executive Officer of SAP America, Inc., a wholly-owned subsidiary of the Company. The Press Release is attached as Exhibit 99.1 hereto and is incorporated by reference herein.

         Any statements contained in the Press Release that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Words such as "believe," "expect," and "project," as they relate to the Company, are intended to identify such forward-looking statements. The Company undertakes no obligation publicly to update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's most recently filed Form 20-F and Form F-1, as filed with the Securities and Exchange Commission on June 24, 1998.


                                    Exhibits

Exhibit No.                                                Exhibit
-----------                                                -------

99.1                                                       Press Release, dated
                                                           September 3, 1998

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                SAP AKTIENGESELLSCHAFT SYSTEME,
                                ANWENDUNGEN, PRODUKTE IN DER
                                DATENVERARBEITUNG
                                (Registrant)


                                By: /s/ Prof. Dr. Henning Kagermann
                                   --------------------------------------------
                                      Name:  Prof. Dr. Henning Kagermann
                                      Title:  Co-Speaker of the Executive Board


                                By: /s/ Michael Junge
                                   --------------------------------------------
                                      Name:  Michael Junge
                                      Title:  Head of the Legal Department


Date:    September 11, 1998

                                  Exhibit Index


Exhibit No.                                       Exhibit

99.1                                              Press Release, dated
                                                  September 3, 1998